Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the
Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2022

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2022 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 September 2022 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendments of any exhibits previously filed with the Commission.

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF NEW BORROWINGS
FOR THE THIRD QUARTER 2022

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1693_AUDM0035_01_1	17-Aug-22	17-Jun-25	AUD450mn 3.70% Notes due 17 June 2025	AUD	450,000,000.00
1705_GMTN1407_00_2	10-Aug-22	10-Aug-32	AUD105mn 4.0516% Notes due 10 August 2032	AUD	105,000,000.00
			AUD TOTAL		**555,000,000.00**
1717_GMTN1417_00_1	12-Sep-22	12-Sep-25	CAD700mn 3.80% Notes due12 September 2025	CAD	700,000,000.00
			CAD TOTAL		**700,000,000.00**
1686_GMTN1390_00_1	6-Jul-22	6-Jul-27	CHF200mn 0.80% Notes due 6 July 2027	CHF	200,000,000.00
1710_GMTN1411_00_1	13-Sep-22	13-Sep-29	CHF100mn 0.875% Notes due 13 September 2029	CHF	100,000,000.00
			CHF TOTAL		**300,000,000.00**
1704_GMTN1406_00_2	1-Aug-22	1-Aug-25	CLP25bn 7.00% Notes due 1 August 2025 payable in United States dollars	CLP	25,000,000,000.00
			CLP TOTAL		**25,000,000,000.00**
1615_GMTN1324_02_1	29-Sep-22	15-Feb-27	CNY250mn 2.50% Notes due 15 February 2027	CNY	250,000,000.00
1724_GMTN1424_00_2	26-Sep-22	26-Sep-25	CNY300mn 2.785% Notes due 26 September 2025	CNY	300,000,000.00
			CNY TOTAL		**550,000,000.00**
1723_GMTN1423_00_2	22-Sep-22	22-Sep-25	COP100bn 11.50% Notes due 22 September 2025	COP	100,000,000,000.00
			COP TOTAL		**100,000,000,000.00**
1703_GMTN1404_00_1	22-Jul-22	22-Jul-32	EUR1.0bn 1.95% Notes due 22 July 2032	EUR	1,000,000,000.00
			EUR TOTAL		**1,000,000,000.00**
1709_GMTN1409_00_1	19-Aug-22	19-Dec-24	GBP350mn 2.50% Notes due 19 December 2024	GBP	350,000,000.00
			GBP TOTAL		**350,000,000.00**
1725_GMTN1426_00_2	29-Sep-22	29-Sep-25	GHS100mn 25.00% Notes due 29 September 2025 payable in United States dollars	GHS	100,000,000.00
			GHS TOTAL		**100,000,000.00**
1706_GMTN1408_00_2	5-Aug-22	5-Aug-24	HKD1bn 2.99% Notes due 5 August 2024	HKD	1,000,000,000.00
1712_GMTN1412_00_2	1-Sep-22	1-Sep-25	HKD250mn 3.145% Notes due 1 September 2025	HKD	250,000,000.00
1715_GMTN1415_00_2	8-Sep-22	8-Sep-24	HKD500mn 3.31% Notes due 8 September 2024	HKD	500,000,000.00
1718_GMTN1419_00_2	19-Sep-22	19-Sep-23	HKD200mn 3.285% Notes due 19 September 2023	HKD	200,000,000.00
1719_GMTN1418_00_2	16-Sep-22	16-Sep-23	HKD200mn 3.24% Notes due 16 September 2023	HKD	200,000,000.00
1726_GMTN1425_00_2	29-Sep-22	29-Mar-24	HKD100mn 3.66% Notes due 29 March 2024	HKD	100,000,000.00
1727_GMTN1427_00_2	30-Sep-22	30-Sep-23	HKD400mn 3.715% Notes due 30 September 2023	HKD	400,000,000.00
			HKD TOTAL		**2,650,000,000.00**
1702_GMTN1403_002	21-Jul-22	21-Jul-25	HUF25bn 9.50% Notes due 21 July 2025	HUF	25,000,000,000.00
1716_GMTN1416_00_2	12-Sep-22	12-Sep-32	HUF6.0bn 8.00% Notes due 12 September 2032	HUF	6,000,000,000.00
			HUF TOTAL		**31,000,000,000.00**
1708_GMTN1405_00_01	9-Aug-22	12-Aug-25	KZT6.479bn 14.15% Amortizing Notes due 12 August 2025	KZT	6,479,250,000.00
			KZT TOTAL		**6,479,250,000.00**
1699_GMTN1400_00_2	7-Jul-22	7-Jul-24	MXN200mn 10.25% Notes due 7 July 2024	MXN	200,000,000.00
			MXN TOTAL		**200,000,000.00**
1707_NZDM0017_00_1	18-Aug-22	18-Aug-25	NZD450mn 3.75% Notes due 18 August 2025	NZD	450,000,000.00
			NZD TOTAL		**450,000,000.00**
1713_GMTN1413_00_2	7-Sep-22	7-Sep-23	PLN400mn 7.75% Notes due 7 September 2023	PLN	400,000,000.00
1714_GMTN1414_00_2	9-Sep-22	9-Sep-24	PLN125mn 8.125% Notes due 9 September 2024	PLN	125,000,000.00
1720_GMTN1420_00_2	15-Sep-22	15-Sep-24	PLN 225mn 8.175% Notes due 15 September 2024	PLN	225,000,000.00
1721_GMTN1421_00_2	19-Sep-22	19-Sep-24	PLN100mn 8.00% Notes due 19 September 2024	PLN	100,000,000.00
			PLN TOTAL		**850,000,000.00**
1608_GMTN1317_01_1	19-Jul-22	27-Aug-26	USD150mn Floating Rate Notes due 27 August 2026	USD	150,000,000.00
1701_GMTN1402_00_2	21-Jul-22	21-Jul-42	USD120mn Zero Coupon Callable Notes due 21 July 2042	USD	120,000,000.00
1711_GMTN1410_00_1	23-Aug-22	20-Aug-27	USD4.50bn 3.125% Global Notes due 20 August 2027	USD	4,500,000,000.00
1722_GMTN1422_00_2	20-Sep-22	20-Sep-52	USD60mn Zero Coupon Callable Notes due 20 September 2052	USD	60,000,000.00
1728_GMTN1428_00_1	28-Sep-22	27-Sep-24	USD2.75bn 4.125% Global Notes due 27 September 2024	USD	2,750,000,000.00
1729_GMTN1429_00_1	28-Sep-22	28-Sep-32	USD1.25bn 3.875% Global Notes due 28 September 2032	USD	1,250,000,000.00
			USD TOTAL		**8,830,000,000.00**
1700_GMTN1401_00_2	7-Jul-22	7-Jan-23	ZAR740mn 6.07% Notes due 7 January 2023	ZAR	740,000,000.00
			ZAR TOTAL		**740,000,000.00**

ADB

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE THIRD QUARTER 2022

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD						
AUD	0963_GMTN0712_00_2	19-Sep-22	19-Sep-22	AUD50mn 4.20% Notes due 19 September 2022	0.00	50,000,000.00
				AUD - TOTAL	**0.00**	**50,000,000.00**
CNY						
CNY	1617_GMTN1326_00_2	29-Sep-22	29-Sep-22	CNY200mn 2.40% Notes due 29 September 2022	0.00	200,000,000.00
				CNY - TOTAL	**0.00**	**200,000,000.00**
GEL						
GEL	1353_NMTN_00	15-Jul-22	15-Jul-22	GEL30mn Floating Rate Notes dye 15 July 2022	0.00	30,000,000.00
				GEL - TOTAL	**0.00**	**30,000,000.00**
HKD						
HKD	1438_GMTN1156_00_2	22-Aug-22	22-Aug-22	HKD390mn 0.345% Notes due 22 August 2022	0.00	390,000,000.00
HKD	1447_GMTN1164_00_2	9-Sep-22	9-Sep-22	HKD300mn 0.48% Notes due 9 September 2022	0.00	300,000,000.00
				HKD - TOTAL	**0.00**	**690,000,000.00**
JPY						
JPY	1353_NMTN_00	1-Aug-22	1-Aug-22	JPY5bn 5.15% Multi-Currency Coupon Reserves Dual Currency Bonds due 2022	0.00	5,000,000,000.00
				JPY - TOTAL	**0.00**	**5,000,000,000.00**
KZT						
KZT	1355_GMTN1071_00_1	30-Jul-24	29-Jul-22	KZT15.392bn Inflation-Linked Callable Notes due 30 July 2024	15,392,000,000.00 [a]	0.00
KZT	1481_GMTN1188_00_1	22-Jan-23	22-Jul-22	KZT10.07bn 10.10% Amortizing Notes ude 22 January 2023	74,818,903.38 [b]	
				KZT - TOTAL	**15,466,818,903.38**	**0.00**
RUB						
RUB	1566_GMTN1276_00_2	7-May-26	15-Jul-22	RUB3bn 5% Notes due 7 May 2026	2,370,400,000.00 [c]	0.00
				RUB - TOTAL	**2,370,400,000.00**	**0.00**
UAH						
UAH	1606_GMTN1315_00_2	17-Aug-22	17-Aug-22	UAH269.40mn 8.80% Notes due 17 August 2022 payable in United States dollars	0.00	269,400,000.00
UAH	1613_GMTN1322_00_2	22-Sep-22	22-Sep-22	UAH508.25mn 9.30% Notes due 22 September 2022 payable in United States dollars	0.00	508,250,000.00
				UAH - TOTAL	**0.00**	**777,650,000.00**
USD						
USD	1206_GMTN0935_00_1	10-Aug-22	10-Aug-22	USD750mn 1.875% Global Notes due 10 August 2022	0.00	750,000,000.00
USD	1212_GMTN0941_00_1	13-Sep-22	13-Sep-22	USD4bn 1.75% Global Notes due 13 September 2022	0.00	4,000,000,000.00
USD	1350_GMTN1074_00_1	19-Jul-22	19-Jul-22	USD3.250bn 1.875% Global Notes due 19 July 2022	0.00	3,250,000,000.00
USD	1437_GMTN1155_00_2	22-Aug-22	22-Aug-22	USD19.6mn 0.19% Notes due 22 August 2022	0.00	19,600,000.00
				USD - TOTAL	**0.00**	**8,019,600,000.00**
ZAR						
ZAR	1588_GMTN1298_00_2	2-Jul-22	2-Jul-22	ZAR500mn 4.94% Notes due 2 July 2022	0.00	500,000,000.00
ZAR	1586_GMTN1297_00_2	1-Jul-22	1-Jul-22	ZAR200mn 4.89% Notes due 1 July 2022	0.00	200,000,000.00
ZAR	1633_GMTN1339_00_2	21-Jul-22	21-Jul-22	ZAR1.5bn 4.98% Notes due 21 July 2022	0.00	1,500,000,000.00
ZAR	1651_GMTN1355_00_2	2-Aug-22	2-Aug-22	ZAR1.5bn 5.25% Notes due 2 August 2022	0.00	1,500,000,000.00
ZAR	1652_GMTN1356_00_2	3-Aug-22	3-Aug-22	ZAR500mn 5.09% Notes due 3 August 2022	0.00	500,000,000.00
				ZAR - TOTAL	**0.00**	**4,200,000,000.00**

[a] Fully terminated on indicated Redemption Date

[b] Amortized notional on indicated Redemption Date

[c] Partially redeemed on indicated Redemption Date